April 3, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that KKR Financial Holdings LLC (the “Company”) has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Report”), which was filed with the Securities and Exchange Commission on March 29, 2017, as amended on April 3, 2017.  The matter disclosed in the Report was previously reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 of KKR & Co. L.P., the parent of the Company.

Respectfully submitted,

KKR FINANCIAL HOLDINGS LLC

By:	/s/ Nicole J. Macarchuk
Nicole J. Macarchuk
General Counsel and Secretary